EXHIBIT 99.1

AYERS EXPLORATION INC.
PROMISSORY NOTE

$35,000	Sydney, Australia October 30, 2013

Ayers Exploration Inc. (“Maker”) hereby promises to pay to the order of ___________ (“Lender”), its successors and assigns, in lawful money of the United States of America, the lesser of THIRTY-FIVE THOUSAND DOLLARS ($35,000.00) or the principal balance outstanding under this Promissory Note, together with accrued and unpaid interest thereon, at the rate or rates set forth below, on or before October 30, 2015 (the “Maturity Date”).

The unpaid principal amount of this Promissory Note shall bear interest at a rate per annum equal to seven percent (7%) calculated on the basis of a 365 day year and the actual number of days elapsed. If any interest is determined to be in excess of the then legal maximum rate, then that portion of each interest payment representing an amount in excess of the then legal maximum rate shall be deemed a payment of principal and applied against the principal of the obligations evidenced by this Promissory Note.

This Promissory Note may be prepaid in whole or in part at any time, without premium or penalty.

In the event that Maker shall fail to pay when due (whether at maturity, by reason of acceleration or otherwise) any principal of or interest on this Promissory Note, then (i) if such payment of principal or interest is not made within 5 days of the due date, then Lender may declare all obligations (including without limitation, outstanding principal and accrued and unpaid interest thereon) under this Promissory Note to be immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived and (ii) such overdue amounts shall bear interest at a rate per annum equal to the otherwise applicable rate pursuant to paragraph 2 above plus five percent 5% per annum.

Maker hereby waives presentment, demand, notice of dishonor, protest, notice of protest and all other demands, protests and notices in connection with the execution, delivery, performance, collection and enforcement of this Promissory Note. The Maker shall pay all costs of collection when incurred, including reasonable attorneys’ fees, costs and expenses.

This Promissory Note is being delivered in, is intended to be performed in, shall be construed and interpreted in accordance with, and be governed by the internal laws of, the State of Nevada, without regard to principles of conflict of laws.

This Promissory Note may only be amended, modified or terminated by an agreement in writing signed by the party to be charged. This Promissory Note shall be binding upon the heirs, executors, administrators, successors and assigns of the Maker and inure to the benefit of the Lender and its permitted successors, endorsees and assigns. This Promissory Note shall not be transferred without the express written consent of Lender, provided that if Lender consents to any such transfer or if notwithstanding the foregoing such a transfer occurs, then the provisions of this Promissory Note shall be binding upon any successor to Maker and shall inure to the benefit of and be extended to any holder thereof.

AYERS EXPLORATION INC.

By:
Name:
Title: